UNITED STATES
                 SECURITIES AND EXCHANGE COMMISSION
                      "Washington, DC 20549"

                           SCHEDULE 13G

            Under the Securities and Exchange Act of 1934
                  (Amendment No. ______________)*

                        Brookline Bancorp Inc.
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                         (Name of Issuer)

                              Common
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                    (Title of Class of Securities)

                              11373M107
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                           (CUSIP Number)

                         December 31, 2002
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    (Date of Event Which Requires Filing of this Statement)

Check the apprpriate box to designate the rule pursuant to which this Schedule is filed:

          [X]     Rule 13d-1 (b)
          [ ]     Rule 13d-1 (c)
          [ ]     Rule 13d-1 (d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securites, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes.)


1     Name of Reporting Person / IRS Identification Number:
      Advisory Research, Inc. / 36-2831881
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2     Check the Appropriate Box if a Member of a Group    (a)  [ ]
      (See Instructions)                                  (b)  [X]

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3     SEC Use Only

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4     Citizenship or Place of Organization
      Delaware

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   Number of
                   5     Sole Voting Power
    Shares               2,943,909 Shares
                   -----------------------------------------------
 Beneficially
                   6     Shared Voting Power
   Owned By              0 Shares
                   -----------------------------------------------
     Each
                   7     Sole Dispositive Power
   Reporting             2,943,909 Shares
                   -----------------------------------------------
    Person
                   8     Shared Dispositive Power
     With                0 Shares
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9     Aggregate Amount Beneficially Owned by Each Reporting Person
      2,943,909 Shares

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10    Check if the Aggregate Amount in Row (9) Excludes Certain
      Shares  [ ]        (See Instructions)

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11    Percent of Class Represented by Amount in Row (9)
      5.02%

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12    Type of Reporting Person
      IA
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Item 1     (a)  Name of Issuer:  Brookline Bancorp, Inc.
Item 1     (b)  Name of Issuer's Principal Executive Offices:
                160 Washington Street
                Brookline, MA 02447-0469

Item 2     (a)  Person Filing - Advisory Research, Inc.

Item 2     (b)  Address - 180 North Stetson St., Suite 5780
                          Chicago, IL  60601

Item 2     (c)  Citizenship - Advisory Research, Inc. is a
                              Delaware Corporation

Item 2     (d)  Title of Class of Securities - Common

Item 2     (e)  CUSIP Number - 11373M107

Item 3          If this statement is filed pursuant to Rules
                13d-1(b) or 13d-2(b), check whether the person filing is a:

                (a) [ ]  Broker or Dealer registered under Section
                         15 of the Act

                (b) [ ]  Bank as defined in Section 3(a)(6) of the
                         Act

                (c) [ ]  Insurance Company as defined in Section
                         3(a)(19) of the Act

                (d) [ ]  Investment Company registered under
                         Section 8 of the Investment Company Act

                (e) [X]  Investment Advisor in accordance with
                         section 240.13d-1(b)(1)(ii)(E)

                (f) [ ]  Employee Benefit Plan or Endowment Fund
                         in accordance with section 240.13d-1(b)
                         (1)(ii)(F)

                (g) [ ] Parent Holding Company or Control Person in accordance with secton 13d-1(b)
                         (1)(ii)(G)

                (h) [ ]  A savings association as defined in
                         section 3(b) of the Federal Deposit
                         Insurance Act

                (i) [ ]  A church plan that is excluded from
                         the definition of an investment company
                         under section 3(c)(14) of the Investment
                         Company Act of 1940

Item 4     Ownership

           (a)  Amount Beneficially Owned:
                Advisory Research, Inc.     2,943,909 Shares

           (b)  Percent of Class            5.02%

           (c)  Number of shares as to which reporting person has:
                (i)    Sole Voting Power        2,943,909 Shares
                (ii)   Shared Voting Power      0 Shares
                (iii)  Sole Dispositive Power   2,943,909 Shares
                (iv)   Shared Dispositive Power 0 Shares

Item 5     Ownership of Five Percent or Less of a Class:
           If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ]

Item 6     Ownership of More than Five Percent on Behalf of
           Another Person:  Not Applicable

Item 7     Identification and Classification of the Subsidiary
           Which Acquired the Security being Reported on by the Parent Holding Company: Not Applicable

Item 8 Identification and Classification if Members of the Group: Not Applicable

Item 9     Notice of Dissolution of Group:  Not Applicable






Item 10    Certification
           By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having such purposes or effect.

                       SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                       February 12, 2003
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                                      Date

                       /s/ Brien M. O'Brien
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                                   Signature

                       Brien M. O'Brien, Chairman
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                                   Name/Title